UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549





SCHEDULE 13D



Under the Securities Exchange Act of 1934



(Amendment No. __)*



CN Energy Group, Inc.




(Name of Issuer)



Class A Ordinary Shares, no par value per share




(Title of Class of Securities)





G218K105

(CUSIP Number)



Robert B. Goldberg, Esq.

5555 Glenridge Connector, Suite 675

Atlanta, Georgia 30342

(404)233-2800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)



July 20, 2023

(Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 SCHEDULE 13D



 CUSIP NO. G218K105

Cover Page



1



NAMES OF REPORTING PERSONS



Wayne W. Boos



2



CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

 (a) [ ]

 (b) [ ]



3



SEC USE ONLY



4



SOURCE OF FUNDS (See Instructions)



PF



5



CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]





6



CITIZENSHIP OR PLACE OF ORGANIZATION



 U.S.A.







NUMBER OF

SHARES

BENEFICIALLY

OWNED BY
EACH

REPORTING
PERSON

WITH:



7



SOLE VOTING POWER



2,220,000



8



SHARED VOTING POWER







9



SOLE DISPOSITIVE POWER



2,220,000



10



SHARED DISPOSITIVE POWER









11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



2,220,000



12



CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]





13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



5.63506%1



14



TYPE OF REPORTING PERSON (See Instructions)



 IN



1 Based on the 39,396,196 shares of Class A Ordinary Shares outstanding as of January 27, 2023.




SCHEDULE 13D



Item 1. Security and Issuer.



The title of the class of equity securities to which this statement relates is the Class A Ordinary Shares, no par value per share (the "Class A Ordinary Shares"). The name of the issuer is CN Energy Group, Inc., a British Virgin Islands corporation (the "Company"). The principal executive offices of the Company are located at Building 2-B, Room 206, No. 268 Shiniu Road,
Liandu District, Lishui City, Zhejiang Province, PRC.



Item 2. Identity and Background.



The reporting person is Wayne W. Boos with respect to whom the following information is provided:



(a) Name. Wayne W. Boos



(b) Address. 5260 N. Palm Avenue, Suite 120, Fresno, CA 93704.



(c) Principal Occupation and Employment. Managing Director at
Boos & Associates, a Professional Corporation,
5260 N. Palm Avenue, Suite 120, Fresno, CA 93704.



(d) Criminal Proceedings. None.



(e) Civil proceedings. None



(f) Citizenship. United States of America.



Item 3. Source and Amount of Funds or Other Consideration.



Class A Ordinary Shares acquired since August 29, 2022 with personal funds in the amount of $746,964.01.



Item 4. Purpose of Transaction



All of the reported shares are held for investment purposes.



(a) The Reporting Person has no current plans or proposals which relate to or would result in the acquisition of additional securities of the Company or disposition of all or a portion of his investment in the Company;



(b) The Reporting Person has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;



(c) The Reporting Person has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;



(d) The Reporting Person has no plans or proposals which relate to or would result in any change in the present board of directors or management of the Company or in the number or term of Directors or to fill any existing vacancies on the board;



(e) The Reporting Person has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;



(f) The Reporting Person has no plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure;



(g) The Reporting Person has no plans or proposals which relate to or would result in changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;



(h) The Reporting Person has no plans or proposals which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



(i) The Reporting Person has no plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or



(j) The Reporting Person has no plans or proposals which relate to or would result in any action similar to any of those enumerated above in Paragraphs (a) through (i).



Item 5. Interest in Securities of the Issuer.



(a) Number of Shares/Percentage of Class Beneficially Owned.



As of July 27, 2023, Wayne W. Boos beneficially owns a total of 2,220,000 shares of the Company's Class A Ordinary Shares which represent approximately 5.63506% of the outstanding Class A Ordinary Shares, based on 39,396,196 Class A Ordinary Shares outstanding as of January 27, 2023, as indicated by the Company.



(b) Nature of Ownership. Wayne W. Boos has the sole power to vote and direct the disposition of all of the 2,220,000 shares reported as beneficially owned by him.



(c) Recent Transactions. In the past 60 days, Wayne W. Boos acquired 720,000 shares of the Company's Class A Ordinary Shares for an average price per share of $0.18258 through his broker, Merrill Lynch.



(d) No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.




(e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.



None.



Item 7. Materials to be Filed as Exhibits.



None.



SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: August 1, 2023 /s/ Wayne W. Boos

Wayne W. Boos